UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-17204

CUSIP NUMBER
45663L502

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFINITY ENERGY RESOURCES, INC.

Full Name of Registrant

Former Name if Applicable

11900 College Blvd, Suite 310, Overland Park, KS 66210

Address of Principal Executive Office (Street and Number)

Overland Park, KS 66210

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of completing its unaudited condensed financial statements and believes that the subject Quarterly Report will be available for filing on or before August 19, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel F. Hutchins	913	948-9512
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our results of operations for the three and six months ended June 30, 2019 will reflect a substantial improvement in net income (loss) compared to the $140,595 net loss and $150,073 net loss previously reported for the three and six months ended June 30, 2018, respectively. We presently estimate that the improvement in net loss may exceed $2 million when compared to the corresponding periods in 2018.

The Company has previously filed Current Reports on Form 8K dated May 24, 2019, June 6, 2019 and on Form 8-K/A dated June 3, 2019 which disclosed that the Company has extinguished certain debt and warrant obligations. The extinguishments were accomplished through the parties entering into exchange transactions whereby the holders agreed to the extinguishment of the previously existing obligations in exchange for the issuance of common stock, warrants to purchase common stock or a combination of the two. The effect of these exchange transactions are expected to result in the recognition of non-operating income/gains in excess of $2 million during the three and six months ended June 30, 2019.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, the financial accounting and reporting effects of the exchange transactions entered into with various parties, the timing and outcome of the completion of our financial statements for the three and six months ended June 30, 2019, the timing of the filing of the Form 10-Q and changes to the Company’s results of operations for the three and six months ended June 30, 2019 as compared to the similar periods in 2018. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the finalization of the Company’s financial statements for the three and six months ended June 30, 2019, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Infinity Energy Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2019	By:	/s/ Daniel F. Hutchins
Daniel F. Hutchins
Chief Financial Officer and Director